FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period  November 20, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

•                  SANPAOLO IMI BUYS STAKE IN NEW NATIXIS, ESTABLISHED ON NOVEMBER 17, 2006  BY THE PARTNERSHIP OF THE CAISSE D’EPARGNE AND BANQUES POPULAIRES GROUPS.

•                  THE TRANSACTION WILL ALLOW THE  GROUP TO REDEFINE ITS PRESENCE IN FRANCE: STAKES IN IXIS ASSET MANAGEMENT GROUP AND IXIS CORPORATE & INVESTMENT BANK, CAISSE D’EPARGNE GROUP COMPANIES, SOLD.

Turin, November 20, 2006 - SANPAOLO IMI  sold its stakes in Ixis Asset Management Group (9.25%) and Ixis Corporate & Investment Bank  (2.45%), both Caisse d’Epargne companies, also reaching an agreement to take a stake in NatIxis, the new company established on November 17, 2006 by the partnership of the Caisse d’Epargne and Banques Populaires Groups.

These transactions will allow SANPAOLO IMI to reconfigure its presence in France, continuing the long strategic relationship with the Caisse d’Epargne Group.

SANPAOLO IMI bought its stake in Cdc Ixis in 2001, when Cdc Ixis (then part of the Caisse des Dépôts et Consignations Group) became a shareholder in SANPAOLO IMI, to support the strategic partnership of the two Groups.

Following the 2004 restructuring of the shareholding stakes of Cnce and Caisse de Dépôts, with the incorporation of Cdc Ixis in Cnce, Sanpaolo Imi changed its stake through the purchase of stakes in Ixis Asset Management Group and Ixis Corporate & Investment Bank, subsidiaries of Cnce.

In June 2006, the Caisse d’Epargne and Banques Populaires Groups signed a new agreement to establish  a partnership in investment banking and banking services, through the consolidation in the quoted Natexis Banques Populaires, of certain Cnce subsidiaries, including Ixis Asset Management Group and Ixis Corporate & Investment Bank.

The transaction was completed with the creation of NatIxis, which will be number four in French banking groups and fifteen in Europe in own funds, and important market shares in asset management, financing and investment, custody, receivables management, private equity and private banking. It can also count on two broad commercial networks, with more than 7,500 branches.

NatIxis will be jointly controlled by Cnce and Banque Fédérale des Banques Populaires, which, following the retail and institutional Offer launched on November 17, 2006 (for 22%) will each control 34% of the company.

Banca Imi will act as co-lead manager in the institutional placing.

The agreement envisages that SANPAOLO IMI, with an investment of € 400 million, will be a stable shareholder of NatIxis, together with DZ Bank, Germany’s fifth biggest banking group, part of the cooperative banking system, which already has a stake in Natexis Banque Populaire.

The stability of the investment in NatIxis is protected by a no-sale agreement up to March 31, 2008 and, until December 2009, a best efforts for sale to minimize any impact on the share price.

The technical details envisage an off-market transaction with the controlling shareholders at a similar price to Public Offer and  SANPAOLO IMI will have between 1.5% and 2% of NatIxis, according to the placing price.

SANPAOLO IMI’s reconfiguration process in France involves the sale of the stakes in Ixis Asset Management Group and Ixis Corporate & Investment Bank, equally to Cnce and SNC Champion (Banques Populaire Group).

The transaction was completed at a price of 506 million euro, in line with the values given by Cnce to Natexis. Sanpaolo Imi will record a gross capital gain of € 228 million against book value of  € 278 million (an 82% increase in two years).

The transactions are subject to approval by the Regulatory Authorities

The new situation will thus allow  SANPAOLO IMI to continue its strategic collaboration with the Caisse d’Epargne Group, confirming its interest in France, one of the most important markets for its Italian customers. SANPAOLO IMI also has 37.3% of Banque Palatine (formerly Banque Sanpaolo), with some 60 branches specializing in SMEs, in partnership with Caisse Nationale des Caisses d’Epargne, which took control at the end of 2003.

SANPAOLO IMI was advised by Mediobanca and Cleary Gottlieb (Paris).

IMPORTANT INFORMATION
The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non- U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights Securities Act or pursuant to a valid exemption from registration.
and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.
You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment.
You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

RELAZIONI ESTERNE                                                                     INVESTOR RELATIONS

Filippo Vecchio                                                                                  Dean Quinn

Tel: +39 011 555 7747                                                                         Tel: +39 011 555 2593

e: infomedia@sanpaoloimi.com                                                       e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: /s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: November 20, 2006